Mail Stop 4561

November 17, 2006

Dean Goodermote, Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE: Double-Take Software, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-136499**
> **Date Filed: November 7, 2006**

Dear Mr. Goodermote:

        We have reviewed your amended filing and have the following comments relating to accounting and financial statement matters. Where indicated, we think you should revise your document in response to these comments. We are currently completing the remainder of our review and additional comments, if any, will be provided separately.

Notes to Financial Statements

Note A – Organization and Significant Accounting Policies

[7] Revenue Recognition, page F-9

1. We note your response to comment 16 of our letter dated October 26, 2006 and we reissue and clarify the comment.   Your response indicates that your partners have established pricing for all products and services that allows them to buy software products and product support at specified standard rates; however, your response did not clarify whether the renewal rate is actually stated in each sales arrangement. Therefore, please clarify whether your sales arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate in the arrangement). If the renewal rate is not separately stated in the arrangement, VSOE of fair value should be based on the actual amount charged to specific

groups of customers when the element is sold separately pursuant to paragraph 10 of SOP 97-2. If this is the case, please clarify whether your separate sales of PCS supports of your conclusion that the specified standard rate is representative of VSOE of fair value for maintenance. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate sales prices are supportive of using the specified standard rate as VSOE of fair value.

2. We note your response to comment 17 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response states, "[b]ecause the one-year renewal rate is used to determine the rate for multiple years of support, the renewal rate and term are considered substantive." However, the application of the guidance in AICPA Technical Practice Aid 5100.52 requires you to evaluate whether both the rate and term are substantive. Please clarify how you have determined the one-year renewal term is substantive for your arrangements that contain initial PCS periods of three years or more.

[4] Stock Option Plans, page F-25

3. We note your response to comment 21 and 22 of our letter dated October 26, 2006 with respect to the valuation of your common stock. Please address the following additional comments with respect to your response:

- Your response provides several factors supporting your fiscal year 2005 fair value of common stock of $1.52 per share. Please reconcile and explain the differences between the estimated fair value of the underlying common stock of $1.52 per share in fiscal year 2005 and $7.06 per share beginning January 1, 2006. In this respect, please explain in greater detail the reasons why each factor contributed to the increase in fair value and quantify each factor you identify. For example, you indicate the fair value of your common stock increased due to settlement of the patent litigation without quantifying the impact of the increase. Further, the magnitude of the settlement on the company should be clearly described to support the dramatic increase in fair value. That is, describe the consequences of the settlement on the company's future prospects. Any difference should be supported by company specific evidence that can be objectively verified.

- Your response indicates that based on a subsequent review using the midpoint of the price range, you determined the estimated fair value of the underlying common stock of was $9.02 per share in the third quarter 2006. Explain the reasons why the fair value of your common stock increased by approximately $2 per share in fiscal year 2006. Any difference should be supported by company specific evidence that can be objectively verified.

- ▪ Your response indicates your management considered the sale of Series C redeemable convertible preferred stock for purpose of making a determination of the fair value of the common stock underlying stock options granted in 2005. Your response further indicates that the Series C preferred stock contains features not included in your common stock and therefore your preferred stock is more valuable than preferred. Clarify how you were able to quantify the impact of these features when discounting the sale price of the preferred stock to determine the fair value of the common stock.

- ▪ We note that you have applied the same common stock valuation to all stock options granted in the year ended December 31, 2005. Clarify how you determined the value of your common stock did not change in fiscal year 2005. That is, your response details several events that occurred in fiscal year 2005. Therefore, if these factors positively impacted your enterprise value gradually in fiscal year 2005, it would appear that the underlying value of your common stock would have become more valuable during fiscal year 2005. Clarify how you evaluated this when determining no reassessment of your estimated fair value of common stock is necessary in fiscal year 2005.

- ▪ Clarify why your valuation as of December 31, 2005 decreases the enterprise value by the Series B preferred stock liquation preference, while your valuation as of June 30, 2006 does not include this adjustment.

4. You disclose that future compensation costs will be recognized over the weighted average requisite service period, which is expected to be seven years. Explain why the requisite service period is not consistent with the vesting periods for these plans that appear to range from 3 to 4 years. Tell us how you comply with paragraph 39 of SFAS 123(R). Also, consider the definition of requisite service period in paragraph E1 of SFAS 123(R).

Note M – Subsequent Event

[1] Acquisition of Double-Take EMEA, page F-33

5. We note your response to comment 24 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response focuses on your process used to identify intangible assets. Describe for us the process you used to value the intangible assets that you identified in connection with this acquisition. In addition, we note from your response that you identified and allocated the purchase price to marketing and customer related intangible assets. It appears that these identified intangible assets relate to preexisting marketing and customer contracts with Sunbelt Systems Software prior to the acquisition (i.e. exclusive distribution agreement and reseller agreement). If this is correct, tell us how your

accounting for the acquisition of these rights complies with EITF 04-1. In addition, revise to provide the disclosure required by paragraph 8 of EITF 04-1.

6. We note your response to comment 26 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response indicates that you did not enter into any employment or compensation agreements with any member of management of Sunbelt Systems Software. Your response also indicates that you agreed to compensate the former Chairman of Sunbelt Systems software in the amount and according to the conditions that were in effect prior to the acquisition and reference section 5.7 of the Share Purchase Agreement. Clarify why you do not believe this clause in the Share Purchase Agreement meets the contractual-legal criterion of paragraph A-14 of SFAS 141.

7. Your response to comment 27 of our letter dated October 26, 2006 indicates that the carrying value of acquired deferred revenue equaled the fair value since it was derived from actual existing sales of product support to third parties prior to the acquisition date. Clarify why you believe that existing sales of product support prior to the acquisition is representative of the fair value to fulfill your product support obligations. That is, your legal performance obligation would only appear to include the direct incremental cost of fulfilling the obligation plus a normal profit margin. It would appear the carrying value of the acquired deferred revenue would include costs and profit margin associated with the selling effort even though the selling effort was completed by Sunbelt Systems Software prior to the acquisition. Please advise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc.   Michael J. Silver, Esq.
        by facsimile at (410) 539-6981